Exhibit (a)(8)


For Immediate Release                                                 CONTACTS:
July 15, 1999                             Thomas L. Hughes (Financial Community)
                                                                    703/561-6001
                                                  R. A. Rankin, Jr. (News Media)
                                                                    703/561-6044

COLUMBIA ENERGY GROUP INCREASES
STOCK REPURCHASE PROGRAM BY $400 MILLION

         HERNDON, Va., July 15 - Columbia Energy Group announced today that its board of directors has authorized a $400 million increase in the company's open market share repurchase program, bringing the total current amount available under the program to $420 million. The board authorized the repurchases to take place through July 14, 2000.

         The board considers Columbia's stock a good long-term investment and determined that the increase in the authorized amount of share repurchases would provide additional liquidity and some immediate value for those shareholders interested in cash, while enabling long-term shareholders to increase their proportionate interest in Columbia's equity and therefore in the company's earnings and assets.

         Oliver G. Richard III, Columbia's chairman, president and CEO said, "The board has taken this action because it believes Columbia's true value is not fully reflected in its current stock price, which was impacted in 1999 by much warmer than usual weather and by significant investments and costs in the marketing segment, and does not reflect Columbia's long-term business prospects. This repurchase program, announced on the same day as we reported our fourth consecutive quarter of increased net income, demonstrates our clear commitment to enhance shareholder value in both the near and long term. We continue to implement our strategic initiatives to take advantage of opportunities in a rapidly evolving energy industry."

         Columbia previously has repurchased approximately $80 million of its common shares under a $100 million buyback program authorized by the board in February 1999.

         As required under the securities laws, Columbia will not repurchase any of its securities under the repurchase program until a Schedule 13e-1 containing certain information is filed with the Securities and Exchange Commission and sent to Columbia's shareholders. The repurchase program authorizes Columbia Energy Group to make purchases in the open market or otherwise. Any market purchase transactions will be effected on the New York Stock Exchange. The timing and terms of these purchases, and the number of shares actually purchased, will be determined by management based on market conditions and other factors. Purchases will be conducted in accordance with applicable rules of the Securities and Exchange Commission. Purchased shares will be held in

                                    - more -
treasury and will be available for general corporate purposes or resale at a future date, or will be retired. Any purchases will be financed with short-term debt, or made from available funds. The plan may be suspended or terminated at any time, at the company's discretion. This announcement is not a request or offer for tender of shares to the company. The company currently has approximately 82 million shares outstanding.

         Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with 1998 revenues of nearly $6.6 billion and assets of about $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as commodities marketing, energy management, propane sales and electric power generation, sales and trading. Information about Columbia Energy Group (NYSE:CG) is available on the Internet at www.columbiaenergygroup.com.

         This press release contains "forward-looking statements" within the meaning of the federal securities laws, including statements concerning Columbia's plans, objectives and expected performance. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of Columbia, including, but not limited to, competition, the regulatory approval process, weather, supply and demand for natural gas, electricity, propane and petroleum and changes in general economic conditions. The safe harbor provisions of the Private Securities Litigation Reform Act with respect to forward-looking statements are not available to statements made in connection with a tender offer.


                                    # # #